Act: 1934
Section: 13
Rule:
Public Availability: 3/28/2013



13000924

March 28, 2013

DC
No Act
PE 3/25/13

Received SEC

MAR 28 2013

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Behringer Harvard Short-Term Opportunity Liquidating Trust
Incoming letter dated March 25, 2013

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the Liquidating Trust, in reliance on your opinion of counsel that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12(g) of the Exchange Act, operates as described in your letter without compliance with the registration and reporting requirements of the Exchange Act. Capitalized terms used in this response have the same meaning as defined in your letter.

In arriving at this position, we note that:

- the Partnership's General Partner approved the Plan of Liquidation to pursue the orderly disposition of the Partnership's remaining assets and wind down the Partnership's business;
- prior to its dissolution, the Partnership was current in its reporting obligations under the Exchange Act;
- the Partnership filed a Certificate of Termination with the Secretary of State of Texas and the effective date of the termination was February 11, 2013;
- the beneficial interests in the Liquidating Trust are not transferable or assignable except by will, intestate succession, or operation of law;
- the beneficial interests in the Liquidating Trust are not and will not be represented by certificates;
- the purpose of the Liquidating Trust is to liquidate and distribute the assets transferred to it;
- the Liquidating Trust will terminate upon the earlier of the distribution of all of its assets in accordance with the terms of the Liquidating Trust Agreement or three years from the date assets were first transferred to it (provided that if the Liquidating Trust's existence is extended beyond such three year period, the Liquidating Trust will request and receive additional no-action assurance from the Division prior to such extension);

- neither the Managing Trustee, the Liquidating Trust, the Partnership nor other persons affiliated with them will, take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust;

- the Managing Trustee will file annual reports containing unaudited financial statements and certain other information on Form 10-K and will file current reports on Form 8-K; and

- the Form 10-K will include as an exhibit a certification in the form set forth in your letter.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only. It does not express any legal conclusion on the questions presented.

Sincerely,

Kim McManus
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 28, 2013

Mail Stop 4561

Christopher R. Stambaugh
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 2300
Raleigh, North Carolina 27612-2350

Re: Behringer Harvard Short-Term Opportunity Liquidating Trust

Dear Mr. Stambaugh:

In regard to your letter of March 25, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Christopher R. Stambaugh
christopher.stambaugh@dlapiper.com
T 919.786.2040
F 919.786.2240

Securities Exchange Act of 1934
Sections 12, 13 and 14

March 25, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Behringer Harvard Short-Term Opportunity Liquidating Trust (the "Liquidating Trust")
Behringer Harvard Short-Term Opportunity Fund I LP (the "Partnership")

To Whom It May Concern:

On behalf of and as counsel to the Liquidating Trust, a Delaware statutory trust established to complete the liquidation of the remaining assets of the Partnership, a Texas limited partnership, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that, in the circumstances described herein, it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the Liquidating Trust does not register or file reports with respect to the beneficial interests in the Liquidating Trust (the "Beneficial Interests") under Sections 12(g) and 13, or comply with the proxy rules contained in Section 14, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beginning with the Form 10-K for the year ending December 31, 2012, which is due on or before April 1, 2013.

I. Background

A. History of the Partnership

The Partnership operated pursuant an Second Amended and Restated Agreement of Limited Partnership, dated as of September 5, 2008 (as amended and restated, the "Partnership Agreement"), by and among Behringer Harvard Advisors II LP, a Texas limited partnership, and Mr. Robert M. Behringer, in their capacities as the general partners of the Partnership, and the holders of limited partnership interests therein (the "Limited Partners"). On September 27, 2002, the Partnership filed with the Commission a Registration Statement on Form S-11 (File No. 333-100125) to register the sale of its limited partnership units under the Securities Act of 1933, as



amended. The Registration Statement was declared effective on February 19, 2003, and the Partnership commenced its initial public offering at that time. The Partnership terminated its offering on February 19, 2005 and registered its limited partnership units under Section 12(g) of the Exchange Act on May 2, 2005 due to the fact that it had in excess of 500 limited partners of record and assets in excess of $10 million as of December 31, 2004. The Partnership's limited partnership units have never been listed on any exchange or quoted on any quotation system, nor has any active secondary trading market developed for its units. The principal purpose of the Partnership was to acquire, develop, construct, own, operate, improve, lease and otherwise manage for investment purposes, either alone or in association with others, a diversified portfolio of income-producing commercial or industrial properties. Through February 11, 2013, the date that a Form 15 was filed by the Partnership, the Partnership made all filings required by the Exchange Act and was current in its Exchange Act reporting. Following the filing of the Form 15 by the Partnership and through the date of this no-action request, the Liquidating Trust has continued to be current with filings that, but for the filing of the Form 15 by the Partnership, otherwise would have been required to be filed pursuant to the Exchange Act. Upon its liquidation, the Partnership had approximately 10,803,839 limited partnership units outstanding, held by approximately 4,359 Limited Partners of record.

One of the Partnership's business objectives was to make an orderly disposition of its properties and to distribute the cash to its Limited Partners within five years after termination of the public offering of its limited partnership units. As a result of the economic stresses of recent years, the Partnership's complete disposal of assets was delayed to preserve value for its investors. Prior to its liquidation, the Partnership was in the disposition phase, and the Liquidating Trust, as successor to the Partnership, currently owns only two remaining significant assets: a 70% interest in a hotel and adjacent retail space in Dallas, Texas and a 90% interest in five acres of land in Dallas, Texas. The Liquidating Trust, as successor in interest to the Partnership, also holds back-end promoted interests related to two previously sold properties, providing the contractual right to share in potential value realized by the purchasers of the two properties in future sales thereof.

In January 2013, Mr. Robert M. Behringer was removed as a general partner of the Partnership due to permanent disability, and Behringer Harvard Advisors II LP remained as the sole general partner (the "General Partner") under the terms of the Partnership Agreement. The General Partner determined that it was in the best interests of both the Partnership and the Limited Partners to complete the liquidation of the Partnership by assigning and transferring to the Liquidating Trust all of the Partnership's remaining assets, including certain cash and other reserves set aside for the costs and expenses of the Partnership in liquidation, as well as any other existing or contingent liabilities or obligations of the Partnership. In furtherance thereof, the



General Partner adopted a Plan of Liquidation (the "Plan") on February 11, 2013 (the "Effective Date"), a copy of which was filed with the Commission on the Effective Date as an exhibit to a current report on Form 8-K by the Liquidating Trust using the Partnership's Commission file number (File No. 000-51291).

B. Completion of Liquidation of the Partnership

As of the Effective Date, all then remaining assets and liabilities of the Partnership were transferred to the Liquidating Trust in accordance with the Plan and pursuant to the terms of a liquidating trust agreement (the "Liquidating Trust Agreement"), a copy of which was filed with the Commission on the Effective Date as an exhibit to a current report on Form 8-K by the Liquidating Trust using the Partnership's Commission file number (File No. 000-51291).

Effective upon such transfer, the Limited Partners were deemed to be pro rata holders of Beneficial Interests in the Liquidating Trust, and all interests in the Partnership were deemed cancelled. The Limited Partners were not required to take any action to receive the Beneficial Interests. All of the net cash proceeds from the sale of assets of the Liquidating Trust (once associated debt is repaid) and other cash, less reserves for contingent liabilities, shall be distributed to the beneficiaries of the Liquidating Trust no later than three years from the Effective Date (subject to extension if required). The General Partner serves as the managing trustee of the Liquidating Trust (the "Managing Trustee").

On February 11, 2013, the General Partner caused to be filed with the Secretary of State of Texas a Certificate of Termination to terminate the Partnership effective as of February 11, 2013.

On the Effective Date, the Partnership filed a Form 15 to terminate the registration of its limited partnership units under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act. Through the date that the Form 15 was filed by the Partnership, the Partnership made all filings required by the Exchange Act and was current in its Exchange Act reporting. Following the filing of the Form 15 by the Partnership and through the date of this no-action request, the Liquidating Trust has continued to be current with filings that, but for the filing of the Form 15 by the Partnership, otherwise would have been required to be filed pursuant to the Exchange Act.


DLA PIPER

C. Current Assets and Liabilities

The following assets and liabilities were transferred to the Liquidating Trust by the Partnership and constitute all of the Liquidating Trust's assets and liabilities as of the Effective Date:

Assets

Real Property – The Partnership held a 70% interest in a hotel and adjacent retail space in Dallas, Texas, which was consolidated on its balance sheet with a book value of approximately $31.6 million. The Partnership also held a 90% interest in five acres of land in Dallas, Texas, which was consolidated on its balance sheet with a book value of approximately $1.0 million. After subtracting non-controlling interests, the Partnership's book value of these assets was approximately $23.0 million.

Back-end Promoted Interests – The Partnership held back-end promoted interests related to two previously sold properties, providing the contractual right to share in potential value realized by the purchasers of the two properties in future sales thereof. Under the terms of the promoted interest agreements, the Liquidating Trust, as successor in interest to the Partnership, will share in any excess profits once the new owner of the property has achieved a return of its capital plus a specified return, expressed in each agreement as a target internal rate of return, based on a sliding scale so that the higher the return the more the Liquidating Trust is paid. The return to the new owner is a combination of any operating returns and/or any profits from the sale of the property. While neither promoted interest agreement specifies a time limit for realization of the promoted interests, the Managing Trustee's management believes, based on its own real estate experience, current market conditions, and discussions with the owners of the new properties, that it is likely both properties in which the Liquidating Trust holds a promoted interest would be sold within the contemplated three-year term of the Liquidating Trust. In addition, the promoted interest rights held by the Liquidating Trust are transferable.

Cash – The Partnership had approximately $5.2 million.

Other Assets – The Partnership had approximately $0.9 million in net accounts receivable and $0.5 million in prepaid expenses.

Liabilities



Accounts Payable – The Partnership had approximately $0.5 million.

Notes Payable – The Partnership had $32.3 million of which $31.0 million was secured by real estate.

Payable to Related Parties – The Partnership had approximately $10.5 million, which includes notes payable, interest and fees.

Accrued Liabilities – The Partnership had approximately $2.3 million in accrued liabilities, which includes approximately $1.1 million in accrued interest and $1.2 million in accrued operating expenses.

Security Deposits and Prepaid Rent – The Partnership had approximately $0.1 million.

Except for the liabilities listed above, the Liquidating Trust does not have any known liabilities. With respect to the assets listed above, the Managing Trustee will not actively manage these assets other than as necessary to conserve and protect the assets and provide for the orderly liquidation thereof.

D. Terms of the Liquidating Trust

Under the terms of the Liquidating Trust Agreement, the Beneficial Interests are not transferable or assignable, except that they may be assigned or transferred by will, intestate succession, or operation of law. The Beneficial Interests have not been, nor will they be, certificated or represented by any form of other instrument. Rather, the Managing Trustee maintains a record of the name and address of each beneficiary and such beneficiary's aggregate Beneficial Interests. The Beneficial Interests are not listed on any exchange or quoted on any quotation system. Neither the Managing Trustee, the Liquidating Trust, the Partnership nor other persons affiliated with the them, will take any actions to facilitate or encourage any trading in the Beneficial Interests or any instrument or interest tied to the value of the Beneficial Interests.

Pursuant to the Liquidating Trust Agreement, the Liquidating Trust's objective is limited to conserving, protecting and selling the assets transferred to it and distributing the proceeds therefrom, including holding such assets for the benefit of the holders of Beneficial Interests, enforcing the rights of the holders of Beneficial Interests, temporarily investing such proceeds and collecting income therefrom, providing for the liabilities of the Liquidating Trust, making liquidating distributions to the holders of Beneficial Interests and taking other actions as may be



necessary to conserve and protect the assets of the Liquidating Trust and providing for the orderly liquidation thereof.

The Liquidating Trust will terminate upon payment to the holders of Beneficial Interests of all of the assets in the Liquidating Trust and in any event no later than three years from the Effective Date, or February 11, 2016. The term of the Liquidating Trust may, however, be extended if the Managing Trustee determines that an extension is reasonably necessary to wind up the affairs of the Liquidating Trust and the Liquidating Trust has requested and obtained additional no-action assurances from the Staff prior to any such extension.

Under the terms of the Liquidating Trust Agreement, the Managing Trustee is required to file an annual report with the Commission showing the assets and liabilities of the Liquidating Trust at the end of each calendar year and the receipts and disbursements of the Managing Trustee with respect to the Liquidating Trust for the period. The annual report will also describe the changes in the assets and liabilities of the Liquidating Trust and the actions taken by the Managing Trustee during the period. The financial statements contained in such report will be prepared in accordance with generally accepted accounting principles; however, it is not contemplated that the financial statements will be audited by a registered public accounting firm. The annual report of the Liquidating Trust will be filed with the Commission under cover of a Form 10-K using the Partnership's Commission file number (File No. 000-51291); however, it is not contemplated that the Liquidating Trust will file its financial statements in the eXtensible Business Reporting Language (XBRL) interactive data format as an exhibit. Certifications in the form attached hereto as Exhibit A will be signed and filed by the principal executive officer and principal financial officer of the Managing Trustee of the Liquidating Trust with the annual report filed under cover of Form 10-K. In this regard, the attached certification has been modified from the certification provided in Item 601 of Regulation S-K in the following respects:

- *Board of Directors, Audit Committee and Auditors*: The Liquidating Trust does not have a board of directors or an audit committee and therefore all references to the board of directors or audit committee have been deleted. Further, the financial statements included with the annual report filed under cover of Form 10-K will not be audited and therefore any references to auditors have been deleted as well.

- *Statement of Operations*: The financial statements of the Liquidating Trust will be provided on a liquidation basis and will therefore not include a statement of operations; all references to the results of operations have been deleted and replaced by references to changes in net assets.



- *Signatures*: Because the Liquidating Trust does not have a principal executive officer or principal financial officer, the signature requirements for the certifications will be met by the principal executive officer and principal financial officer of the Managing Trustee, Behringer Harvard Advisors II LP. Any reference to the Liquidating Trust's certifying officer(s) in the certification is a reference to the principal executive officer and/or the principal financial officer of the Managing Trustee, Behringer Harvard Advisors II LP. Each of the principal executive officer and the principal financial officer of the Managing Trustee, Behringer Harvard Advisors II LP, will sign the certification in his or her individual capacity.

The Managing Trustee will cause the Liquidating Trust to file with the Commission a current report under cover of a Form 8-K using the Partnership's Commission file number (File No. 000-51291) whenever an event with respect to the Liquidating Trust occurs for which Form 8-K requires such report to be filed by a company subject to reporting under Section 13(a) or Section 15(d) of the Exchange Act or whenever, in the opinion of the Managing Trustee, any other material event relating to the Liquidating Trust or its assets or liabilities has occurred. It is not presently contemplated that the Liquidating Trust would provide holders of Beneficial Interests with quarterly reports and, therefore, no quarterly reports would be filed under cover of Form 10-Q for the Liquidating Trust.

II. Analysis

The Commission or its staff has in the past consistently agreed to grant relief from the reporting requirements of Sections 13(a) and 15(d) to provide quarterly reports on Form 10-Q and to include audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense. In addition, the absence of a trading market for the registrant's securities is one of the staff's standards for granting such relief. See Exchange Act Release No. 9660 (June 30, 1972) (Release 34-9660) and the following no-action letters: *Behringer Harvard Mid-Term Value Enhancement Liquidating Trust* (Pub. Avail. March 31, 2011); *G REIT, Inc. and G REIT Liquidating Trust* (Pub. Avail. Feb. 25, 2008); *ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust* (Pub. Avail. Aug. 14, 2007); *T REIT, Inc. and T REIT Liquidating Trust* (Pub. Avail. Aug. 9, 2007); *Cygnus, Inc.* (Pub. Avail. March 27, 2006); *FORE Holdings LLC and FORE Holdings Liquidating Trust* (Pub. Avail. December 1, 2005); *Shelbourne Properties et al.* (Pub. Avail. Apr. 29, 2004); *Wilmington Trust Company, as*



Trustee, and AFG Investment Liquidating Trusts (Pub. Avail. June 18, 2003); *PLM Equipment Growth Fund III, Liquidating Trust* (Pub. Avail. June 9, 2003); *Wilmington Trust Company et al.* (Pub. Avail. Feb. 26, 2003); and *Burnham Pacific Properties, Inc. and BPP Liquidating Trust* (Pub. Avail. June 21, 2002).

The Liquidating Trust will operate with the sole objective to liquidate its few remaining assets, pay its expenses and obligations and distribute cash to the holders of Beneficial Interests. It will not operate with the objective to acquire additional investments except as expressly described herein. The Beneficial Interests will not be, and the limited partnership interests of the Partnership were not, listed on any exchange. The limited partnership interests in the Partnership were not, and the Beneficial Interests will not be, actively traded. Neither the Managing Trustee, the Liquidating Trust, the Partnership nor other persons affiliated with the them, will take any actions to facilitate or encourage any trading in the Beneficial Interests or any instrument or interest tied to the value of the Beneficial Interests.

It is our opinion that the Liquidating Trust is not an issuer of "equity securities" within the meaning of Section 12 of the Exchange Act and accordingly, registration of the Beneficial Interests pursuant to the Exchange Act should not be required. The Liquidating Trust's sole objective is to liquidate its assets, distribute the cash and the cash proceeds received therefrom and satisfy the liabilities transferred to it. The Liquidating Trust will terminate, unless its term is extended as described in I.D. above, upon the earlier to occur of (i) the payment to the holders of Beneficial Interests of all of the proceeds from the assets in the Liquidating Trust and (ii) three years from the Effective Date, February 11, 2016. Certificates representing the Beneficial Interests have not been, nor will they be, issued, and the Beneficial Interests will not be transferable except that they will be assignable or transferable by will, intestate succession, or operation of law. There is no trading market, nor will there be a trading market, for the Beneficial Interests. Due to the restriction on transfer and the lack of a trading market for the Beneficial Interests, there is no need for the general public to have access to the type of information about the Liquidating Trust required by Section 13 of the Exchange Act or the proxy rules. Holders of Beneficial Interests, however, will continue to have access to annual and current reports filed under cover of Forms 10-K (with the modified certifications described above) and 8-K, respectively. In similar circumstances, the Staff has consistently stated that it would not recommend any enforcement action in the absence of registration of beneficial interests in a liquidating trust. See, e.g., *Behringer Harvard Mid-Term Value Enhancement Liquidating Trust, supra; G REIT, Inc. and G REIT Liquidating Trust, supra; ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust, supra; T REIT, Inc. and T REIT Liquidating Trust, supra; Cygnus, Inc., supra; FORE Holdings LLC and FORE Holdings Liquidating Trust, supra; Shelbourne Properties et al., supra; Wilmington Trust*



Company, as Trustee, and AFG Investment Liquidating Trusts, supra; PLM Equipment Growth Fund III, Liquidating Trust, supra; Wilmington Trust Company et al., supra; and *Burnham Pacific Properties, Inc. and BPP Liquidating Trust, supra.*

Compliance with the reporting obligations of the Exchange Act and the proxy rules would place an unreasonable financial and administrative burden on the Liquidating Trust and significantly reduce the amount of distributions available to be made to holders of Beneficial Interests. The cost of auditing annual financial statements, preparing the financial statements in the XBRL interactive data format and preparing and filing quarterly reports would also decrease the proceeds available for distribution. Pursuant to the Liquidating Trust Agreement, the Managing Trustee will be obligated to prepare annual reports that contain, among other things, unaudited financial information for the Liquidating Trust that the Liquidating Trust will file with the Commission under cover of a Form 10-K (with the modified certifications described above). Such annual reports will contain summary information for a company in a non-operating, liquidation mode and an unaudited statement of net assets prepared on a liquidation basis in accordance with generally accepted accounting principles. In addition, the Liquidating Trust plans to file current reports under cover of a Form 8-K to disclose any material events required by such form or whenever, in the opinion of the Managing Trustee, any other material event relating to the Liquidating Trust or its assets or its liabilities has occurred.

Because there is no, nor will there be any, market, public or private, for the Beneficial Interests and the Liquidating Trust will keep the holders of its Beneficial Interests informed of material fiscal developments through timely filings of annual reports and current reports under cover of Forms 10-K (with the modified certifications described above) and 8-K, respectively, the Liquidating Trust seeks the Commission's approval that it need not (i) file quarterly reports on Form 10-Q, (ii) include audited financial statements in its annual reports on Form 10-K, (iii) present its financial statements in an interactive format through the use of XBRL or (iv) comply with the proxy rules. When considered as a whole, not requiring the Liquidating Trust to (i) file quarterly reports on Form 10-Q, (ii) include audited financial statements in its annual reports on Form 10-K, (iii) present its financial statements in an interactive format through the use of XBRL or (iv) comply with the proxy rules would not be inconsistent with the protection of investors as the Beneficial Interests will not be traded and holders thereof will be kept informed of material fiscal developments through access to annual and current reports as filed with the Commission. As such, the Liquidating Trust believes that the foregoing meets the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission's position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.



III. Request for No-Action Relief

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Liquidating Trust does not register under the Exchange Act and complies with the reporting requirements thereunder in the manner proposed above. The granting of the relief requested in this letter is consistent with the Commission's views as set forth in Release 34-9660, as well as with numerous no-action letters over the years where, as here, the adherence to reporting requirements under the Exchange Act would pose an undue burden and would not further the public policy of protecting investors and the general public.

We would appreciate the Staff's response and are available to discuss this matter further should the Staff wish any additional information. In this regard, please feel free to contact the undersigned at (919) 786-2040.

Sincerely,

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh

cc: Stanton Eigenbrodt, Executive Vice President – Legal and General Counsel

Exhibit A

I, [identify the certifying individual], certify that:

1. I have reviewed this annual report on Form 10-K of Behringer Harvard Short-Term Opportunity Liquidating Trust (the "Liquidating Trust");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the net assets, changes in net assets and cash flows under the liquidation basis of accounting of the Liquidating Trust as of, and for, the periods presented in this report;

4. The Liquidating Trust's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Liquidating Trust and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Liquidating Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Liquidating Trust's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Liquidating Trust's internal control over financial reporting that occurred during the Liquidating Trust's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Liquidating Trust's internal control over financial reporting; and

5. This report discloses, based on my most recent evaluation of internal control over financial reporting:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Liquidating Trust's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Liquidating Trust's internal control over financial reporting.

Date: ______________________

[*/s/Certifying Individual*]
[Certifying Individual]
[Certifying Individual's Title]
Behringer Harvard Advisors II LP
Managing Trustee of Behringer Harvard Short-Term Opportunity Liquidating Trust